November 23, 2016

VIA EDGAR

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Terence O’Brien

Re:	Westlake Chemical Partners LP

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 8, 2016

File No. 1-36567

Ladies and Gentlemen:

Set forth below are the responses of Westlake Chemical Partners LP (“Westlake Partners,” the “Company,” “we,” “us” or “our”) to the comment contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 18, 2016, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2015.

For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2015

Executive Compensation, page 81

Summary Compensation Table, page 81

1.	We note that your summary compensation table only includes executive compensation for your fiscal year ended December 31, 2015. In future filings, please provide the information for all required years. See Item 402(c)(1) of Regulation S-K.

Response:

We confirm that, in future filings, we will provide the executive compensation information for all required years under Item 402(c)(1) of Regulation S-K.

* * * * * * * *

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact James H. Mayor of Baker Botts L.L.P. at (713) 229-1749.

Very truly yours, WESTLAKE CHEMICAL PARTNERS LP

By:	/s/ M. Steve Bender

M. Steve Bender Senior Vice President, Chief Financial Officer and Treasurer

cc:	James Mayor, Baker Botts L.L.P.